UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission file number: 001-42409

Pony AI Inc.

(Exact Name of Registrant as Specified in Its Charter)

1301 Pearl Development Building

1 Mingzhu 1st Street, Hengli Town, Nansha District

Guangzhou, People’s Republic of China, 511458

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release titled “PONY AI Inc. to Hold Extraordinary General Meeting on April 2, 2026”
99.2	Circular
99.3	Notice of Extraordinary General Meeting
99.4	Notice of Class A Meeting
99.5	Notice of Class B Meeting
99.6	Form of Proxy for Extraordinary General Meeting
99.7	Form of Proxy for the Class A Meeting
99.8	Form of Proxy for the Class B Meeting
99.9	Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pony AI Inc.

Date: February 5, 2026	By:	/s/ Jun Peng
Name: Dr. Jun Peng
Title: Chairman of the Board, Chief Executive Officer